ALLGREEN PROPERTIES LIMITED

03 OCT 31 AM 7:21

03032731

File No. 82-4959

Date: 22 SEP 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 10/23

File No. 82-4959

MASNET No. 37 OF 22.09.2003
Announcement No. 44

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Goh Soo Siah
Date of notice to company:	22/09/2003
Date of change of shareholding:	22/09/2003
Name of registered holder:	Goh Soo Siah
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	500,000
% of issued share capital:	0.05
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	143,000 at S$1.01 per share 357,000 at S$1.00 per share
No. of shares held before the transaction:	2,811,538
% of issued share capital:	0.27
No. of shares held after the transaction:	2,311,538
% of issued share capital:	0.22

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,515,734	2,811,538
% of issued share capital:	0.14	0.27
No. of shares held after the transaction:	1,515,734	2,311,538
% of issued share capital:	0.14	0.22
Total shares:	1,515,734	2,311,538

Submitted by Ms Isoo Tan, Company Secretary on 22/09/2003 to the SGX